SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

NOCOPI TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

655212207
(CUSIP Number)

January 25, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655212207	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Michael S. Liebowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 3,406,240
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,406,240
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,406,240*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* The securities are held directly by MSL 18 HOLDINGS LLC (“Holdings”) and indirectly by Michael S. Liebowitz, who has sole voting and dispositive control of Holdings.

** Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of November 9, 2021, as reported in the Form 10-Q of NOCOPI TECHNOLOGIES, INC., filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 655212207	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Matthew C. Winger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 522,376
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 522,376
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,376
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of November 9, 2021, as reported in the Form 10-Q of NOCOPI TECHNOLOGIES, INC., filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 655212207	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

NOCOPI TECHNOLOGIES, INC. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

480 Shoemaker Road, Suite 104, King of Prussia, PA 19406

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Michael S. Liebowitz

(ii)	Matthew C. Winger

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 4400 Biscayne Blvd., Miami FL 33137.

Item 2(c).	Citizenship:

Each of the Reporting Persons is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

655212207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: Michael S. Liebowitz – 3,406,240 Shares Matthew C. Winger – 522,376 Shares

CUSIP No. 655212207	13G	Page 5 of 6 Pages

(b)	Percent of class: Michael S. Liebowitz – 5.0% Matthew C. Winger – 0.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Michael S. Liebowitz – 3,406,240 Shares Matthew C. Winger – 522,376 Shares

(ii)	Shared power to vote or to direct the vote: Michael S. Liebowitz – 0 Shares Matthew C. Winger – 0 Shares

(iii)	Sole power to dispose or to direct the disposition of: Michael S. Liebowitz – 3,406,240 Shares Matthew C. Winger – 522,376 Shares

(iv)	Shared power to dispose or to direct the disposition of: Michael S. Liebowitz – 0 Shares Matthew C. Winger – 0 Shares

MSL 18 HOLDINGS LLC (“Holdings”) holds 3,406,240 Shares, which represent 5.0% of the total Shares issued and outstanding, calculated based upon 67,495,055 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 12, 2021.

The securities described above are held directly by Holdings and indirectly by Michael S. Liebowitz, who has sole voting and dispositive control of Holdings.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 attached.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 655212207	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

/s/ Michael S. Liebowitz
Michael S. Liebowitz

/s/ Matthew C. Winger
Matthew C. Winger

Exhibit 1

Identification and Classification of Members of the Group

Michael S. Liebowitz and Matthew C. Winger are filing this statement on Schedule 13G as a group.

Michael S. Liebowitz is a citizen of the United States of America.

Matthew C. Winger is a citizen of the United States of America.

Exhibit 2

SCHEDULE 13G JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this Joint Filing Agreement is attached and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: January 26, 2022

/s/ Michael S. Liebowitz
Michael S. Liebowitz

/s/ Matthew C. Winger
Matthew C. Winger